Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EST) on November 8, 2026. CONTROL # VOTE BY MAIL Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY E-MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on November 10, 2026 at 9:30 AM local China time (8:30 PM Eastern Standard Time on November 9, 2026), at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. All votes must be received by 11:59 p.m. EST on November 8, 2026/11:59 a.m. Beijing, China time on November 9, 2026. Annual Meeting of Shareholders - TDH Holdings, Inc. DETACH CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE DIRECTOR NOMINEE. 1.To reelect Owens Meng to serve as a Class C director until the 2029 Annual Meeting of Shareholders or until his respective successor is duly appointed WITHHOLD AUTHORITY TO VOTE FOR THE NOMINEE LISTED BELOW FOR THE NOMINEE LISTED BELOW (except as marked to the contrary below) INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR THE NOMINEE STRIKE A LINE THROUGH THE NOMINEE’S NAMES BELOW: 01 Owens Meng THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RATIFICATION OF THE SELECTION OF YCM CPA INC. 2. To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2026. FOR AGAINST ABSTAIN 3. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

TDH HOLDINGS, INC. Proxy for the Annual Meeting of Shareholders TO BE HELD ON NOVEMBER 10, 2026 9:30 AM local China Time (8:30 PM Eastern Standard Time on November 9, 2026) DETACH CARD HERE TO VOTE BY MAIL TDH HOLDINGS, INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Dandan Liu, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of TDH HOLDINGS, Inc. (the “Company”), which the undersigned held of record on September 30, 2026 and will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on November 10, 2026 at 9:30 AM local China time (8:30 PM Eastern Standard Time on November 9, 2026), at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” all of the proposals. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting. Please check here if you plan to attend the Annual Meeting of Shareholders on November 10, 2026 at 9:30 AM local China time. If you would like to reduce the costs incurred by TDH Holdings, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: Electronic Delivery of Future Proxy Materials: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)